March 22, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention: Maryse Mills-Apenteng

Re:	Corsair Partnering Corporation Registration Statement on Form S-1 Filed March 8, 2021, as amended File No. 333-254003

Dear Sir or Madam:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby join in the request of Corsair Partnering Corporation that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on March 24, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that approximately 1,000 copies of the Preliminary Prospectus dated March 8, 2021 are expected to be distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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[Signature Page Follows]

Very truly yours, EVERCORE GROUP L.L.C.

By:	/s/ Jay Chandler
Name: Jay Chandler Title: Senior Managing Director

[Signature Page to Acceleration Request]